SilverBox Corp III
1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, TX 78746

February 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         SilverBox Corp III
Registration Statement on Form S-1, as amended
File No. 333-269713

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SilverBox Corp III, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, February 27, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Paul Hastings LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jonathan Ko of Paul Hastings LLP, counsel to the Company, at (213) 683-6188, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Stephen Kadenacy
Stephen Kadenacy
Chief Executive Officer